Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, April 17, 2020

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) is pleased to announce the results of the vote on Directors at its April 16, 2020 Annual Shareholders’ Meeting.

Each of the nominee directors listed in Fairfax’s management proxy circular dated March 6, 2020 was elected as a director, without a vote by ballot being conducted.  Fairfax received proxies with regard to voting on the eleven directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Withhold Vote (Aggregate)%		Vote For (Subordinate Voting Shares)%		Withhold Vote (Subordinate Voting Shares)%
Anthony F. Griffiths	38,127,588	97.23	1,084,981	2.77	18,353,381	94.42	1,084,981	5.58
Robert J. Gunn	38,477,199	98.12	735,370	1.88	18,702,992	96.22	735,370	3.78
Karen L. Jurjevich	38,847,984	99.07	364,585	0.93	19,073,777	98.12	364,585	1.88
R. William McFarland	38,986,335	99.42	226,234	0.58	19,212,128	98.84	226,234	1.16
Christine N. McLean	37,524,032	95.69	1,688,537	4.31	17,749,825	91.31	1,688,537	8.69
Timothy R. Price	39,106,598	99.73	105,971	0.27	19,332,391	99.45	105,971	0.55
Brandon W. Sweitzer	38,346,342	97.79	866,227	2.21	18,572,135	95.54	866,227	4.46
Lauren C. Templeton	38,724,997	98.76	487,572	1.24	18,950,790	97.49	487,572	2.51
Benjamin P. Watsa	37,503,197	95.64	1,709,372	4.36	17,728,990	91.21	1,709,372	8.79
V. Prem Watsa	38,095,036	97.15	1,117,533	2.85	18,320,829	94.25	1,117,533	5.75
William C. Weldon	38,330,297	97.75	882,272	2.25	18,556,090	95.46	882,272	4.54

A replay of the meeting will be available until 5:00 p.m. Eastern Time on Thursday, April 30, 2020.  The replay may be accessed at (866) 454-2124 (Canada and U.S.) or 1 (203) 369-1243 (International).

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946